VIA EDGAR
Jon C. Avina
T: +1 650 843 5307
javina@cooley.com
August 6, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anna Abramson, Staff Attorney
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Senior Staff Accountant

Re:	Freshworks Inc.
Draft Registration Statement on Form S-1
Submitted July 19, 2021
CIK: 0001544522
Ladies and Gentlemen:
On behalf of Freshworks Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 30, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 19, 2021.
The Company is concurrently submitting a further Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.
Amended Draft Registration Statement Submitted on Form S-1
The Overview, page 1
1.Please refer to prior comment 1. to avoid giving undue prominence to a total customer population that contains customers you are not focused on growing and who you have stated do not meaningfully contribute to your financial success, please revise your prospectus summary to also disclose the number of customers with over $5,000 in ARR along with their contribution to total ARR for each period presented, as previously requested.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 1 of the Amended Draft Registration Statement to include disclosure of the number of customers contributing more than $5,000 in ARR and their contribution to total ARR for each period presented.

U.S. Securities and Exchange Commission
August 6, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 70
2.Refer to prior comment 4. Since acquiring new customers is a key factor affecting your business, as previously requested, please revise here in MD&A to provide your customer count for each reported period.
Response: In response to the Staff’s comment, the Company has updated its disclosures on pages 68 and 69 of the Amended Draft Registration Statement to provide the actual number of customers (approximated to the nearest 100 customers) for each reported period.
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U.S. Securities and Exchange Commission
August 6, 2021

Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.
Sincerely,
Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Tyler Sloat, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
David Segre, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Bill Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP